Exhibit 2
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FOR IMMEDIATE RELEASE                                                5 June 2009


                                 WPP PLC ("WPP")

 Sudler & Hennessey to acquire majority stake in MDS, leading healthcare agency in China


WPP announces that its wholly-owned operating company, Sudler & Hennessey, the global healthcare marketing and communications network, has agreed to acquire, subject to regulatory approvals, a 60% stake in MDS, a leading healthcare agency in China.

Founded in 2007, MDS operates in both Shanghai and Beijing. The agency employs 50 people and its clients include Bayer, Pfizer, Sanofi-Aventis, Sanofi-Pasteur and Schering Plough.

MDS unaudited revenues for the year ended 31 December 2008 were RMB 8.8million, with gross assets at the same date of RMB 6.1million.

This  investment   continues  WPP's  strategy  of  developing  its  networks  in fast-growing and important markets and sectors and demonstrates the groups commitment to developing its business in China. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for the company, generating revenues of over $800 million (including associates). The Group currently employs 11,000 people (including associates) across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services.


Contact
Feona McEwan, WPP       T. +44 020 7408 2204
www.wpp.com
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